As filed with the Securities and Exchange Commission on July 16, 2003

                                                    1933 Act File No. 333-104614
                                                     1940 Act File No. 811-21334

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-2

      [ X ] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             [ ] Pre-Effective Amendment No.
                             [X] Post-Effective Amendment No. 1

                                       and

      [ X ] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                             [X] Amendment No. 4

                  Neuberger Berman Income Opportunity Fund Inc.
      (Exact Name of Registrant as Specified in Articles of Incorporation)

                      c/o Neuberger Berman Management Inc.
                           605 Third Avenue, 2nd Floor
                          New York, New York 10158-0180
                    (Address of Principal Executive Offices)

                                 (212) 476-8800
              (Registrant's Telephone Number, including Area Code)

                                Peter E. Sundman
                      c/o Neuberger Berman Management Inc.
                           605 Third Avenue, 2nd Floor
                          New York, New York 10158-0180
                     (Name and Address of Agent for Service)

                          Copies of Communications to:

      Arthur C. Delibert, Esq.                  Ellen Metzger, Esq.
      Kirkpatrick & Lockhart LLP                Neuberger Berman, LLC
      1800 Massachusetts Avenue, N.W.           605 Third Avenue
      2nd Floor                                 New York, New York 10158-3698
      Washington, DC 20036-1800

                           ---------------------------

It is proposed that this filing will become effective (check appropriate box):

      [ X ] when declared effective pursuant to section 8(c).

                  NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC.
             CONTENTS OF POST-EFFECTIVE AMENDMENT NO. 1 ON FORM N-2


This post-effective amendment consists of the following papers and documents:

         Cover Sheet

         Contents of Post-Effective Amendment No. 1 on Form N-2

         Part A - Prospectus*

         Supplement to the Prospectus

         Part B - Statement of Additional Information*

         Part C - Other Information

         Signature Pages

         Exhibit Index



----------------------

* Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant's Registration Statement, File Nos. 333-104614 and 811-21334 (filed June 23,
2003).

Neuberger Berman Income Opportunity Fund Inc.
Supplement to the Prospectus dated June 24, 2003


The following information supplements the Prospectus dated June 24, 2003 and supersedes the Supplement dated June 27, 2003:

     Neuberger Berman Inc., the parent company of Neuberger Berman Management Inc. and Neuberger Berman, LLC, which respectively serve as the investment manager and sub-adviser to the Fund, announced that it has entered into an agreement with Lehman Brothers Holdings Inc. whereby Lehman Brothers Holdings Inc. would acquire Neuberger Berman Inc. The agreement is subject to the approval of the stockholders of Neuberger Berman Inc. If the agreement is approved by those stockholders, other customary approvals and regulatory consents are obtained, and certain other conditions are met, it is anticipated that the closing will take place in the fourth quarter of 2003.

     The acquisition would constitute an "assignment" as defined in the Investment Company Act of 1940, which would automatically terminate the management and sub-advisory Agreements of the Fund. Accordingly, the Fund's Board of Directors will consider a new management agreement and sub-advisory agreement for the Fund. If approved by the Board, the new agreements will be presented to the Fund's stockholders for their approval. There can of course be no assurance that the Board or the stockholders will approve the new agreements.

The date of this Supplement is July 22, 2003.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

      1. Financial Statements:

         Report of  Independent  Auditors.  (Incorporated  by  reference  to the
         Registrant's   Registration   Statement,   File  Nos.   333-104614  and
         811-21334, filed on June 23, 2003)

         Statement of Assets and Liabilities.  (Incorporated by reference to the
         Registrant's   Registration   Statement,   File  Nos.   333-104614  and
         811-21334, filed on June 23, 2003)

      2. Exhibits:

            a. Articles of Incorporation. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on April 17, 2003)

            b.    By-Laws.   (Incorporated  by  reference  to  the  Registrant's
                  Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003)

            c.    None.

            d. Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth of the Articles of Incorporation and Articles II, VI and X of the By-Laws.

            e. Dividend Reinvestment Plan. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)

            f.    None.

            g.    (1)   Form of Management Agreement. (Incorporated by reference
                        to the Registrant's Registration Statement, File Nos.
                        333-104614 and 811-21334, filed on May 27, 2003)

                  (2) Form of Sub-Advisory Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27,
                        2003)

            h.    (1)   Form of Underwriting Agreement. (Incorporated by
                        reference to the Registrant's Registration Statement,
                        File Nos. 333-104614 and 811-21334, filed on June 23,
                        2003)

                  (2) Form of Master Agreement Among Underwriters. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)

                  (3) Form of Master Selected Dealer Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27,
                        2003)

            i.    None

            j. Form of Custodian Contract. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)

            k.    (1)   Form of  Transfer Agency and Service Agreement.
                        (Incorporated  by   reference  to the  Registrant's
                        Registration Statement, File  Nos. 333-104614 and
                        811-21334, filed on May 27, 2003)

                  (2) Form of Administration Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27,
                        2003)

                  (3) Form of Fee Waiver Agreement (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003)

                  (4) Form of Additional Compensation Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23,
                        2003)

            l. Opinion and Consent of Counsel. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003)

            m.    None.

            n. Consent of Independent Auditors. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003)

            o.    None.

            p. Letter of Investment Intent. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003)

            q.    None.

            r. Code of Ethics for Registrant, its Investment Adviser and its Sub-Adviser. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)


ITEM 25.  MARKETING ARRANGEMENTS

     Incorporated by reference to the Underwriting Agreement filed as Exhibit 2.h.(1) to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:

      Securities and Exchange Commission Fees...............      $ 23,252*
      American Stock Exchange Listing Fees..................         5,000*
      National Association of Securities Dealers, Inc. Fees.        21,942*
      Federal Taxes     ....................................
      State Taxes and Fees..................................
      Printing and Engraving Expenses.......................       210,000*
      Legal Fees        ....................................       241,000*
      Director Fees     ....................................         3,100*
      Accounting Expenses...................................        25,000*
      Miscellaneous Expenses................................       185,000*
                                                                  --------

            Total       ....................................      $709,245*
                                                                  ========

* The expenses set forth above include the expenses associated with the issuance and distribution of the Registrant's Common Shares previously registered on Registrant's Registration Statement on Form N-2 (File Nos. 333-104614 and 811-21334) and on Registrant's Registration Statement on Form N-2 (File Nos. 333-106541 and 811-21334).


ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

      None.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

                                                 NUMBER OF  RECORD  SHAREHOLDERS
            TITLE OF CLASS                             AS OF JUNE 25, 2003
            --------------                             -------------------

     Shares of Common Stock, par value
     $0.0001 per share                                         One


ITEM 29.  INDEMNIFICATION

      Article Twelfth of the Registrant's Articles of Incorporation and Article IX of the Registrant's Bylaws provide that the Registrant shall indemnify its present and past directors, officers, employees and agents, and persons who are serving or have served at the Registrant's request in similar capacities for, other entities to the maximum extent permitted by applicable law (including Maryland law and Investment Company Act of 1940, as amended ("1940 Act")), provided, however, that a transfer agent is not entitled to such indemnification unless specifically approved by the Registrant's Board of Directors. Section 2-418(b) of the Maryland General Corporation Law ("Maryland Code") permits the Registrant to indemnify its directors unless it is proved that the act or omission of the director was material to the cause of action adjudicated in the proceeding, and (a) the act or omission was committed in bad faith or was the result of active or deliberate dishonesty or (b) the director actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 4-418(j)(2) of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. The provisions set forth above apply insofar as consistent with Section 17(h) of the 1940Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

      Sections 9.1 and 9.2 of the Management Agreement between Neuberger Berman Management Inc. ("NB Management") and the Registrant provide that neither NB Management nor any director, officer or employee of NB Management performing services for the Registrant at the direction or request of NB Management in connection with NB Management's discharge of its obligations under the Management Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Management Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NB Management against any liability to the Registrant or its Stockholders to which NB Management would otherwise be subject by reason of NB Management's misfeasance, bad faith, or gross negligence in the performance of NB Management's duties, or by reason of NB Management's reckless disregard of its obligations and duties under the Management Agreement ("disabling conduct"), or (ii) to protect any director, officer or employee of NB Management who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Registrant. The Registrant will indemnify NB Management against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by NB Management. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Management Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither "interested persons" of the Registrant nor parties to the proceeding ("disinterested non-party directors") or (b) an independent legal counsel in a written opinion. NB Management shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Management Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NB Management shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NB Management shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NB Management will ultimately be found to be entitled to indemnification under the Management Agreement.

      Section 1 of the Sub-Advisory Agreement between NB Management and Neuberger Berman, LLC ("Neuberger Berman") with respect to the Registrant provides that, in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties, or of reckless disregard of its duties and obligations under the Sub-Advisory Agreement, Neuberger Berman will not be subject to liability for any act or omission or any loss suffered by the Registrant or its security holders in connection with the matters to which the Sub-Advisory Agreement relates.

      Sections 11.1 and 11.2 of the Administration Agreement between the Registrant and NB Management provide that neither NB Management nor any director, officer or employee of NB Management performing services for the Registrant at the direction or request of NB Management in connection with NB Management's discharge of its obligations under the Administration Agreement shall be liable for any error of judgment or mistake of law or for any loss suffered by the Registrant in connection with any matter to which the Administration Agreement relates; provided, that nothing herein contained shall be construed (i) to protect NB Management against any liability to the Registrant or its Stockholders to which NB Management would otherwise be subject by reason of NB Management's misfeasance, bad faith, or gross negligence in the performance of NB Management's duties, or by reason of NB Management's reckless disregard of its obligations and duties under the Administration Agreement ("disabling conduct"), or (ii) to protect any director, officer or employee of NB Management who is or was a Director or officer of the Registrant against any liability to the Registrant or its Stockholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Registrant. The Registrant will indemnify NB Management against, and hold it harmless from, any and all expenses (including reasonable counsel fees and expenses) incurred investigating or defending against claims for losses or liabilities described above not resulting from negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by NB Management. Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that NB Management was not liable by reason of negligence, disregard of its obligations and duties under the Administration Agreement or disabling conduct by (a) the vote of a majority of a quorum of directors of the Registrant who are neither "interested persons" of the Registrant nor parties to the proceeding ("disinterested non-party directors") or (b) an independent legal counsel in a written opinion. NB Management shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by it in connection with the matter as to which it is seeking indemnification under the Administration Agreement in the manner and to the fullest extent permissible under the Maryland General Corporation Law. NB Management shall provide to the Registrant a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) NB Management shall provide security in form and amount acceptable to the Registrant for its undertaking; (b) the Registrant is insured against losses arising by reason of the advance; or (c) a majority of a quorum of the full Board of Directors of the Registrant, the members of which majority are disinterested non-party directors, or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that NB Management will ultimately be found to be entitled to indemnification under the Administration Agreement.

      Section 8(a) of the Underwriting Agreement among the Registrant, NB Management, Neuberger Berman and Citigroup Global Markets Inc., as representative of the several underwriters, provides that the Registrant, NB Management and Neuberger Berman, jointly and severally, agree to indemnify and hold harmless each of Citigroup Global Markets Inc. and each other Underwriter and each person, if any, who controls any Underwriter within the meaning of
Section 15 of the 1933 Act or Section 20 of the 1934 Act, from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus or any Prepricing Prospectus, any sales material (or any amendment or supplement to any of the foregoing) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or Prepricing Prospectus, in light of the circumstances under which they were made) not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which has been made therein or omitted therefrom in reliance upon and in conformity with the information relating to such Underwriters furnished in writing to the Registrant by or on behalf of any Underwriter through you expressly for use in connection therewith PROVIDED, however, that the foregoing indemnification contained in this paragraph (a) with respect to the Prepricing Prospectus (or any amendment or supplement thereto) shall not inure to the benefit of any Underwriter (or to the benefit of any person controlling such Underwriter) on account of any such loss, claim, damage, liability or expense arising from the sale of the Shares by such Underwriter to any person if it is shown that a copy of any such amendment or supplement to the Prepricing Prospectus or the Prospectus (which term as used in this proviso shall not include any statement of additional information unless specifically requested by such person) was not delivered or sent to such person within the time required by the 1933 Act and the 1933 Act Rules and Regulations and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact contained in the Prepricing Prospectus was corrected in the supplement or amendment to the Prepricing Prospectus or in the Prospectus, provided that the Registrant has delivered such supplements or amendments or the Prospectus to the several Underwriters in requisite quantity on a timely basis to permit proper delivery or sending. The foregoing indemnity agreement shall be in addition to any liability which the Registrant or the Advisers may otherwise have.

      Section 8(c) of the Underwriting Agreement provides that each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Registrant and the Advisers, their directors, members or managers, any officers of the Registrant who sign the Registration Statement and any person who controls the Registrant or the Advisers within the meaning of Section 15 of the 1933 Act or
Section 20 of the 1934 Act, to the same extent as the foregoing indemnity from the Registrant and the Advisers to each Underwriter, but only with respect to information relating to such Underwriter furnished in writing by or on behalf of such Underwriter through you or your counsel expressly for use in the Registration Statement, the Prospectus or the Prepricing Prospectus (or any amendment or supplement to any of the foregoing). If any action, suit or proceeding shall be brought against the Registrant or the Advisers, any of their directors, members or managers, any such officer or any such controlling person, based on the Registration Statement, the Prospectus or the Prepricing Prospectus (or any amendment or supplement to any of the foregoing) and in respect of which indemnity may be sought against any Underwriter pursuant to this paragraph (c), such Underwriter shall have the rights and duties given to the Registrant by paragraph (b) above (except that if the Registrant or the Advisers shall have assumed the defense thereof such Underwriter shall not be required to do so, but may employ separate counsel therein and participate in the defense thereof, but the fees and expenses of such counsel shall be at such Underwriter's expense) and the Registrant and the Advisers, their directors, any such officer and any such controlling person shall have the rights and duties given to the Underwriters by paragraph (b) above. The foregoing indemnity agreement shall be in addition to any liability which the Underwriters may otherwise have.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue. The Registrant also maintains Directors and Officers Insurance.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER AND SUB-ADVISER

There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each director or officer of NB Management and each executive officer of Neuberger Berman is, or at any time during the past two years has been, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Claudia Brandon                  Secretary, Neuberger Berman Advisers
Vice President, Neuberger        Management Trust; Secretary, Neuberger Berman
Berman since 2002; Employee,     Equity Funds; Secretary, Neuberger Berman
Neuberger Berman since 1999;     Income Funds; Secretary, Neuberger Berman
Vice President/Mutual Fund       Real Estate Income Fund Inc.; Secretary,
Board Relations, NB Management   Neuberger Berman Intermediate Municipal Fund
since May 2000; Vice President,  Inc.; Secretary, Neuberger Berman New York
NB Management from 1986-1999.    Intermediate Municipal Fund Inc.; Secretary,
                                 Neuberger Berman California Intermediate
                                 Municipal Fund Inc.; Secretary, Neuberger
                                 Berman Realty Income Fund Inc.; Secretary,
                                 Neuberger Berman Income Opportunity Fund Inc.

Thomas J. Brophy                 None.
Managing Director, Neuberger
Berman; Vice President, NB
Management since March 2000.

Steven R. Brown                  Portfolio Manager, Neuberger Berman Real
Managing Director, Neuberger     Estate Income Fund Inc.; Portfolio Manager,
Berman; Vice President, NB       Neuberger Berman Realty Income Fund Inc.;
Management since 2002.           Portfolio Manager, Neuberger Berman Income
                                 Opportunity Fund Inc.

Lori Canell                      None.
Managing Director, Neuberger
Berman; Vice President, NB
Management.

Valerie Chang                    None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Brooke A. Cobb                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Robert Conti                     Vice President, Neuberger Berman Income
Vice President, Neuberger        Funds; Vice President, Neuberger Berman
Berman; Senior Vice President,   Equity Funds; Vice President, Neuberger
NB Management since November     Berman Advisers Management Trust; Vice
2000; Treasurer, NB Management   President, Neuberger Berman Real Estate
until May 2000.                  Income Fund Inc.; Vice President, Neuberger
                                 Berman Intermediate Municipal Fund Inc.; Vice
                                 President Neuberger Berman New York
                                 Intermediate Municipal Fund Inc.; Vice
                                 President, Neuberger Berman California
                                 Intermediate Municipal Fund Inc.; Vice
                                 President, Neuberger Berman Realty Income
                                 Fund Inc.; Vice President, Neuberger Berman
                                 Income Opportunity Fund Inc.

Daniella Coules                  Portfolio Manager, Neuberger Berman Income
Managing Director, Neuberger     Opportunity Fund Inc.
Berman; Vice President, NB
Management since 2002.

Robert W. D'Alelio               None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Ingrid Dyott                     None.
Vice President, Neuberger
Berman; Vice President,
NB Management.

Michael F. Fasciano              President, Fasciano Company Inc. until March
Managing Director, Neuberger     2001; Portfolio Manager, Fasciano Fund Inc.
Berman since March 2001; Vice    until March 2001.
President, NB Management since
March 2001.

Robert S. Franklin               None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Brian P. Gaffney                 Vice President, Neuberger Berman Income
Managing Director, Neuberger     Funds; Vice President, Neuberger Berman
Berman since 1999, Senior Vice   Equity Funds; Vice President, Neuberger
President, NB Management since   Berman Advisers Management Trust; Vice
November 2000; Vice President,   President, Neuberger Berman Real Estate
NB Management from April 1997    Income Fund Inc.; Vice President, Neuberger
through November 1999.           Berman Intermediate Municipal Fund Inc.; Vice
                                 President Neuberger Berman New York
                                 Intermediate Municipal Fund Inc.; Vice
                                 President, Neuberger Berman California
                                 Intermediate Municipal Fund Inc.; Vice
                                 President, Neuberger Berman Realty Income
                                 Fund Inc.; Vice President, Neuberger Berman
                                 Income Opportunity Fund Inc.

Robert I. Gendelman              None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Thomas E. Gengler, Jr.           None.
Senior Vice President,
Neuberger Berman since February
2001, prior thereto, Vice
President, Neuberger Berman
since 1999; Senior Vice
President, NB Management since
March 2001 prior thereto, Vice
President, NB Management.

Theodore P. Giuliano             None.
Vice President (and Director
until February 2001),
NB Management; Managing
Director, Neuberger Berman.

Kevin Handwerker                 Senior Vice President, General Counsel and
Senior Vice President, General   Secretary, Neuberger Berman Inc.
Counsel and Secretary,
Neuberger Berman.

Joseph K. Herlihy                Treasurer, Neuberger Berman Inc.
Senior Vice President,
Treasurer, Neuberger Berman;
Treasurer, NB Management.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Barbara R. Katersky              None.
Senior Vice President,
Neuberger Berman; Senior Vice
President, NB Management.

Robert B. Ladd                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Kelly M. Landron                 None.
Vice President, NB Management
Inc. since March 2000.

Jeffrey B. Lane                  Director, Chief Executive Officer and
Chief Executive Officer and      President, Neuberger Berman Inc.; Director,
President, Neuberger Berman;     Neuberger Berman Trust Company from June 1999
Director, NB Management since    until November 2000.
February 2001.

Michael F. Malouf                None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Robert Matza                     Executive Vice President, Chief Operating
Executive Vice President         Officer and Director, Neuberger Berman Inc.
and Chief Operating              since January 2001, prior thereto, Executive
Officer, Neuberger Berman        Vice President, Chief Administrative Officer
since January 2001, prior        and Director, Neuberger Berman Inc.
thereto, Executive Vice
President and Chief
Administrative Officer,
Neuberger Berman; Director,
NB Management since April
2000.

Ellen Metzger                    Assistant Secretary, Neuberger Berman Inc.
Vice President, Neuberger        since 2000.
Berman; Secretary,
NB Management.

Arthur Moretti                   Managing Director, Eagle Capital from January
Managing Director, Neuberger     1999 until June 2001.
Berman since June 2001; Vice
President, NB Management since
June 2001.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

S. Basu Mullick                  None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Wayne C. Plewniak                Portfolio Manager, Neuberger Berman Income
Managing Director, Neuberger     Opportunity Fund Inc.
Berman; Vice President, NB
Management since 2002.

Janet W. Prindle                 Director, Neuberger Berman National Trust
Managing Director, Neuberger     Company since January 2001; Director
Berman; Vice President,          Neuberger Berman Trust Company of Delaware
NB Management.                   since April 2001.

Kevin L. Risen                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Jack L. Rivkin                   Executive Vice President, Neuberger Berman
Executive Vice President,        Inc.; President and Director of Neuberger
Neuberger Berman.                Berman Real Estate Income Fund Inc; President
                                 and Director of Neuberger Berman Intermediate
                                 Municipal Fund Inc.; President and Director of Neuberger Berman New York Intermediate
                                 Municipal Fund Inc.; President and Director of Neuberger Berman California Intermediate
                                 Municipal Fund Inc.; President and Trustee of
                                 Neuberger Berman Advisers Management Trust;
                                 President and Trustee of Neuberger Berman
                                 Equity Funds; President and Trustee,
                                 Neuberger Berman Income Funds; President and
                                 Director of Neuberger Berman Realty Income
                                 Fund Inc.; President and Director, Neuberger
                                 Berman Income Opportunity Fund Inc.

Benjamin E. Segal                None.
Managing Director, Neuberger
Berman since November 2000,
prior thereto, Vice President,
Neuberger Berman; Vice
President, NB Management.

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Jennifer Silver                  None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Kent C. Simons                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Matthew S. Stadler               Senior Vice President and Chief Financial
Senior Vice President and        Officer, Neuberger Berman Inc. since August
Chief Financial Officer,         2000; Senior Vice President and Chief
Neuberger Berman since           Financial Officer, National Discount Brokers
August 2000, prior thereto,      Group from May 1999 until October 1999.
Controller, Neuberger
Berman from November 1999
to August 2000; Senior Vice
President and Chief
Financial Officer, NB
Management since August
2000.

Heidi S. Steiger                 Executive Vice President and Director,
Executive Vice President,        Neuberger Berman Inc.; Chair and Director,
Neuberger Berman; Director, NB   Neuberger Berman National Trust Company since
Management since February 2001.  January 2001; Director, Neuberger Berman
                                 Trust Company of Delaware  since  February 2000
                                 (and  Chair  until  January  2001);   Director,
                                 Neuberger  Berman Trust Company until September
                                 2001  (and  Chair  from  September  1999  until
                                 January 2001).

NAME                             BUSINESS AND OTHER CONNECTIONS
----                             ------------------------------

Peter E. Sundman                 Executive Vice President and Director,
President and Director,          Neuberger Berman Inc.; Chairman of the Board,
NB Management; Executive Vice    Chief Executive Officer and Trustee,
President, Neuberger Berman.     Neuberger Berman Income Funds; Chairman of
                                 the Board, Chief Executive Officer and Trustee,
                                 Neuberger  Berman  Advisers  Management  Trust;
                                 Chairman of the Board,  Chief Executive Officer
                                 and  Trustee  Neuberger  Berman  Equity  Funds;
                                 Chairman of the Board,  Chief Executive Officer
                                 and  Director,  Neuberger  Berman  Real  Estate
                                 Income Fund Inc.;  Chairman of the Board, Chief
                                 Executive   Officer  and  Director,   Neuberger
                                 Berman   Intermediate   Municipal   Fund  Inc.;
                                 Chairman of the Board,  Chief Executive Officer
                                 and   Director,   Neuberger   Berman  New  York
                                 Intermediate  Municipal Fund Inc.;  Chairman of
                                 the  Board,   Chief   Executive   Officer   and
                                 Director,     Neuberger    Berman    California
                                 Intermediate  Municipal Fund Inc.;  Chairman of
                                 the  Board,   Chief   Executive   Officer   and
                                 Director,  Neuberger  Berman Realty Income Fund
                                 Inc.;  Chairman of the Board,  Chief  Executive
                                 Officer and Director,  Neuberger  Berman Income
                                 Opportunity Fund Inc.

Judith M. Vale                   None.
Managing Director, Neuberger
Berman; Vice President,
NB Management.

Catherine Waterworth             None.
Vice President, Neuberger
Berman; Vice President,
NB Management.

Allan R. White, III              None.
Managing Director, Neuberger
Berman; Vice President, NB
Management.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

      All  accounts,  books and other  documents  required to be  maintained  by
Section 31(a) of the 1940 Act, and the rules promulgated thereunder with respect to the Registrant are maintained at the offices of its custodian and accounting agent, State Street Bank and Trust Company, 225 Franklin Street, Boston,
Massachusetts 02110, and its transfer agent, The Bank of New York, 1 Wall Street, New York, New York 10286, except for the Registrant's Articles of Incorporation and Bylaws, minutes of meetings of the Registrant's Directors and stockholders and the Registrant's policies and contracts, which are maintained at the offices of the Registrant, 605 Third Avenue, New York, New York 10158-0180.

ITEM 32.  MANAGEMENT SERVICES

      None.

ITEM 33.  UNDERTAKINGS

      1. The Registrant hereby undertakes to suspend the offering of its shares until it amends its Prospectus if:

            (1) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of the Registration Statement; or

            (2) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

      2. N/A

      3. N/A

      4. N/A

      5. The Registrant hereby undertakes:

            (1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

            (2) For the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      6. The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 22nd day of July 2003.


                                           NEUBERGER BERMAN INCOME
                                           OPPORTUNITY FUND INC.


                                          By:  /s/ JACK L. RIVKIN
                                               -------------------------
                                               Name:  Jack L. Rivkin*
                                               Title:  President and Director


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                             TITLE                      DATE
---------                             -----                      ----

                             Chairman of the Board,
                             Chief Executive Officer         July 22, 2003
/s/ Peter E. Sundman               and Director
----------------------------
Peter E. Sundman*


/s/ Jack L. Rivkin            President and Director         July 22, 2003
----------------------------
Jack L. Rivkin*


                             Treasurer and Principal
                            Financial and Accounting
/s/ Barbara Muinos                   Officer                 July 22, 2003
----------------------------
Barbara Muinos


/s/ John Cannon                      Director                July 22, 2003
----------------------------
John Cannon*


/s/ Faith Colish                     Director                July 22, 2003
----------------------------
Faith Colish*


/s/ Walter G. Ehlers                 Director                July 22, 2003
----------------------------
Walter G. Ehlers*


/s/ C. Anne Harvey                   Director                July 22, 2003
----------------------------
C. Anne Harvey*

SIGNATURE                             TITLE                      DATE
---------                             -----                      ----

/s/ Barry Hirsch                     Director                July 22, 2003
----------------------------
Barry Hirsch*


/s/ Robert A. Kavesh                 Director                July 22, 2003
----------------------------
Robert A. Kavesh*


/s/ Howard A. Mileaf                 Director                July 22, 2003
----------------------------
Howard A. Mileaf*


/s/ Edward I. O'Brien                Director                July 22, 2003
----------------------------
Edward I. O'Brien*


/s/ John P. Rosenthal                Director                July 22, 2003
----------------------------
John P. Rosenthal*


/s/ William E. Rulon                 Director                July 22, 2003
----------------------------
William E. Rulon*


/s/ Cornelius T. Ryan                Director                July 22, 2003
----------------------------
Cornelius T. Ryan*


/s/ Tom Decker Seip                  Director                July 22, 2003
----------------------------
Tom Decker Seip*


/s/ Candace L. Straight              Director                July 22, 2003
----------------------------
Candace L. Straight*


/s/ Peter P. Trapp                   Director                July 22, 2003
----------------------------
Peter P. Trapp*



*Signatures affixed by Arthur C. Delibert on July 22, 2003 pursuant to power of attorney, which is incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003.

                  NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC.

                                  EXHIBIT INDEX


               EXHIBIT     DOCUMENT DESCRIPTION
               -------     --------------------

                  a. Articles of Incorporation. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on April 17, 2003)

                  b.       By-Laws.    (Incorporated   by   reference   to   the
                           Registrant's   Registration   Statement,   File  Nos.
                           333-104614 and 811-21334, filed on June 23, 2003)

                  c.       None.

                  d. Articles Sixth, Ninth, Tenth, Eleventh and Thirteenth of the Articles of Incorporation and Articles II, VI and X of the By-Laws.

                  e. Dividend Reinvestment Plan. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27,
                           2003)

                  f.       None.

                  g.       (1)   Form of Management Agreement.  (Incorporated by
                                 reference  to  the  Registrant's   Registration
                                 Statement,  File Nos. 333-104614 and 811-21334,
                                 filed on May 27, 2003)

                           (2) Form of Sub-Advisory Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334,
                                 filed on May 27, 2003)

                  h.       (1)   Form of Underwriting  Agreement.  (Incorporated
                                 by reference to the  Registrant's  Registration
                                 Statement,  File Nos. 333-104614 and 811-21334,
                                 filed on June 23, 2003)

                           (2) Form of Master Agreement Among Underwriters. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)

                           (3) Form of Master Selected Dealer Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)

                  i.       None

                  j. Form of Custodian Contract. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27,
                           2003)

                  k.       (1)   Form of Transfer Agency and Service  Agreement.
                                 (Incorporated  by reference to the Registrant's
                                 Registration  Statement,  File Nos.  333-104614
                                 and 811-21334, filed on May 27, 2003)

               EXHIBIT     DOCUMENT DESCRIPTION
               -------     --------------------

                           (2) Form of Administration Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334,
                                 filed on May 27, 2003)

                           (3) Form of Fee Waiver Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334,
                                 filed on June 23, 2003)

                           (4) Form of Additional Compensation Agreement. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23, 2003)

                  l. Opinion and Consent of Counsel. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334 filed on June 23, 2003)

                  m.       None.

                  n. Consent of Independent Auditors. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23,
                           2003)

                  o.       None.

                  p. Letter of Investment Intent. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on June 23,
                           2003)

                  q.       None.

                  r. Code of Ethics for Registrant, its Investment Adviser and its Sub-Adviser. (Incorporated by reference to the Registrant's Registration Statement, File Nos. 333-104614 and 811-21334, filed on May 27, 2003)